UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2013

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Petróleos Mexicanos

México, D.F. 11311

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

April 26, 2013

Hydrocarbon Reserves as of January 1, 2013

Estimation	Pursuant to Article 10 of the Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs, Pemex-Exploration and Production’s hydrocarbon reserves estimates as of January 1, 2013, were reviewed by the National Hydrocarbons Commission (which we refer to as the NHC). The NHC approved our hydrocarbon reserves estimates on February 24, 2012. The registration and publication by the Ministry of Energy, as provided in Article 33, paragraph XX of the Organic Law of the Federal Public Administration, is still pending.

Proved Reserves as of January 1, 2013	As of January 1, 2013, proved hydrocarbon reserves (1P reserves) totaled 13,868 million barrels of oil equivalent (MMboe), 73% of which consisted of crude oil, 10% of condensates and plant liquids and the remaining 17% of dry gas.

Proved developed hydrocarbon reserves totaled 9,319 MMboe, which correspond to 67% of total proved hydrocarbon reserves. Proved reserves are those reserves that are expected to be recovered from existing wells, including reserves that can be recovered using existing facilities through additional works that require low investment. Of the total proved developed hydrocarbon reserves, 71% were located in the Cantarell, Ku-Maloob-Zaap and Antonio J. Bermúdez complexes, and in the Ixtal, May, Tsimin, Jujo-Tecominoacán, Costero, Caparroso-Pijije-Escuintle and Sen fields. In addition, 65%, or 6,084 MMboe, of the total proved hydrocarbon developed reserves were located in offshore regions, and 35%, or 3,235 MMboe, were in fields located in the Northern and Southern regions of Mexico.

Proved undeveloped hydrocarbon reserves, which require additional infrastructure and wells in order to be recovered, totaled 4,549 MMboe, or 33%, of total proved hydrocarbon reserves. Of the total proved undeveloped reserves, 51% were located in the Ku-Maloob-Zaap, Cantarell and Antonio J. Bermúdez complexes and in the Ayatsil, Kayab, Pit, Tsimin, Xux and Jujo-Tecominoacán fields. In addition, 49% of the total proved undeveloped hydrocarbon reserves were located in offshore regions, while the remaining 51% were located onshore.

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Probable and Possible Reserves as of January 1, 2013	Probable hydrocarbon reserves totaled 12,306 MMboe. 2P reserves, which consist of the sum of probable and proved reserves, totaled 26,174 MMboe. Of the total probable reserves, 46% were located at the Aceite Terciario del Golfo project (Chicontepec), and 43% were located in the offshore regions, primarily in the Akal, Balam, Ayatsil, Maloob, Kunah and Tsimín fields.

Possible hydrocarbon reserves amounted to 18,356 MMboe. Total hydrocarbon reserves (3P), which consist of the sum of 2P reserves and possible reserves, totaled 44,530 MMboe. Of the total possible reserves, 56% were located in the fields of Chicontepec, while 34% were located in the offshore regions.

69% of 3P reserves consisted of crude oil, 10% of condensates and plant liquids and 21% of dry gas.

It is important to highlight that 3P reserves values increased by 693 MMboe as of January 1 2013, as compared to the previous year, which represented an increase in Mexico’s total hydrocarbon reserves for the second year in a row. This result underpins PEMEX’s energy strategy implemented and safeguards the future of the oil and gas industry in the future.

Crude Oil Reserves	As of January 1, 2013, proved crude oil reserves totaled 10,073 million barrels (MMb), of which 61% consisted of heavy crude oil, 29% of light crude oil and the remaining 10% of extra-light crude oil.

In addition, 3P crude oil reserves amounted to 30,817 MMb, of which 52% were heavy crude oil, 35% were light crude oil and 13% were extra-light crude oil.

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Natural Gas Reserves	Proved natural gas reserves amounted to 17,075 billion cubic feet (MMMcf), of which 64% consisted of associated gas and the remaining 36% of non-associated gas.

3P natural gas reserves totaled 63,229 MMMcf, of which 70% consisted of associated gas and the remaining 30% of non-associated gas. The Litoral de Tabasco asset contained 63% of Mexico’s 3P non-associated gas reserves.

Onshore and offshore Reserves	Approximately 69% of Mexico’s proved crude oil reserves were located in offshore fields, while onshore fields contained the remaining 31%. In addition, 58% of Mexico’s proved natural gas reserves were located onshore, while the remaining 42% were located offshore.

As of January 1, 2013, 48% of total 3P crude oil reserves were located onshore, while the remaining 52% were located offshore. Moreover, 66% of the total 3P natural gas reserves were located onshore, while the remaining 34% were located offshore.

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PEMEX

Reserves-Production Ratio	The reserves-production ratio, which is calculated by dividing the estimated remaining reserves as of January 1, 2013 by the total production of hydrocarbons in 2012, totaled 32.9 years for 3P reserves, 19.3 years for 2P reserves and 10.2 years for 1P reserves.

The 3P reserves-production ratio increased by 2%, as compared to the previous year, while the 1P and 2P reserves-production ratio remained essentially unchanged.

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PEMEX

Evolution of the Reserves	For the sixth consecutive year, PEMEX has incorporated over 1,000 MMboe of reserves through exploratory activities. This has resulted in an increase in total reserves for the second year in a row. Hydrocarbons reserves increased from 43,837 MMboe as of January 1, 2012 to 44,530 MMboe as of January 1, 2013, which represents a net increase in total reserves of 693 MMboe, since the adoption of standards and guidelines established by the Society of Petroleum Engineers (SPE) and the World Petroleum Congresses (WPC) for reserves evaluation as of January 1, 2000.

This increase is primarily due to the results obtained from reserves incorporation, as a result of exploratory activities, as well as from increases in total reserves of existing fields in development.

Evolution of Crude Oil Reserves	From January 1, 2012 to January 1, 2013, 3P crude oil reserves increased by 204 MMb, primarily as a result of the incorporation of 851 MMb of crude oil reserves through exploratory activities. Proved reserves increased by 48 MMb while maintaining a production of 933 MMb of crude oil in 2012. In addition, probable reserves decreased by 91 MMb of crude oil, primarily as a result of the reclassification of reserves from probable reserves to proved reserves, mainly in the Sihil, Maloob and Zaap fields. Possible reserves increased by 247 MMb, primarily due to discoveries made during in 2012.

Evolution of Natural Gas Reserves	From January 1, 2012 to January 1, 2013, 3P natural gas reserves increased by 1,589 MMMcf, primarily due to the incorporation of 4,059 MMMcf of natural gas reserves through new discoveries. This increase was only partially offset by the production of 2,337 MMMcf of natural gas during the year.

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PEMEX

Variation in Total Reserves 2012 -2013	From January 1, 2012 to January 1, 2013, proved hydrocarbon reserves increased by 58 MMboe, 2P reserves increased by 11 MMboe and 3P reserves increased by 693 MMboe.

Variations in total reserves are primarily caused by the production of hydrocarbon reserves, which in 2012 totaled 1,353 MMboe. However, for the second year in a row, the effect of the production of reserves was completely offset by the addition of new reserves due to discoveries, revisions, delineations and field developments. This resulted in a reserves replacement rate above the 100% benchmark as of January 1, 2013, as it was established in the company’s business plan.

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Discoveries 2007 - 2012	Discoveries refer to the incorporation of reserves due to the drilling of successful exploratory wells in new reservoirs.

From 2007 to 2012, a total of 8,939 MMboe of 3P reserves were discovered, of which 5,552 MMb were crude oil reserves and 16,167 MMMcf were natural gas reserves.

In 2012, reserves incorporated from new discoveries totaled 1,731 MMboe of 3P reserves, as a result of exploratory activities, of which 1,731 MMboe consisted of proved reserves, 373 MMboe of probable reserves, and 1,224 MMboe of possible reserves.

During the period from 2007 to 2012, discovervies from exploratory activities yielded an average of over 1,000 MMboe per year, thereby allowing PEMEX to fulfill its commitment to increase its hydrocarbons reserves replacement rate and incorporation goals.

Discoveries in 2012 by Basin	In 2012, Mexico’s reserves increased as a result of the following discoveries, which are listed by basin as follows:

• Southeast, with 104 MMboe of 1P reserves and 599 MMboe of 3P reserves;

• Veracruz, with 15 MMboe of 1P reserves and 88 MMboe of 3P reserves;

• Burgos, with 6 MMboe of 1P reserves and 13 MMboe of 3P reserves;

• Sabinas, with 9 MMboe of 1P reserves and 71 MMboe of 3P reserves; and

• Deep waters of the Gulf of Mexico, with 960 MMboe of 3P reserves.

These results reflect PEMEX’s exploration strategy, which seeks to identify new reserves in the most productive crude oil and non-associated gas basins and undertake additional exploratory activities in the deep waters of the Gulf of Mexico. The Southeast basin continues to contribute significant quantities of new reserves, thereby highlighting the importance of the Gulf of Mexico to PEMEX’s oil and gas production. In addition, discoveries in non-associated gas basins will allow PEMEX to maintain current gas production levels. Finally, the discoveries in the Trión, Supremus and Kunah fields, which are located in the deep waters of the Gulf of Mexico, incorporated 960 MMboe of 3P reserves.

In 2012, discoveries in crude oil reservoirs represented 65% of 3P reserves, or 1,128 MMboe, while those in non-associated gas reservoirs totaled 2,576 MMMcf, or 603 MMboe, of 3P reserves

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Main Offshore Discoveries	As of January 1, 2013, offshore discoveries yielded 54 MMboe of additional proved reserves, consisting of 45 MMb of crude oil and 49 MMMcf of natural gas.

Offshore 3P reserves discovered in the Gulf of Mexico totaled 1,044 MMboe, consisting of 481 MMb of crude oil and 2,650 MMMcf of natural gas. The main offshore discoveries in 2012 resulted from the drilling and completion of the: Kunah-1, Supremus-1 and Trión-1 wells.

Main Onshore Discoveries	As of January 1, 2013, onshore exploratory activities yielded 45 MMb of additional proved crude oil reserves and 158 MMMcf of additional proved natural gas reserves, for a total of 80 MMboe. Onshore discoveries yielded 370 MMb of crude oil 3P reserves and 1,409 MMMcf of natural gas 3P reserves, for a total of 688 MMboe.

The onshore reserves discovered in 2012 were located mainly in the Southeast basin. These discoveries resulted from the drilling and completion of the following wells: Navegante-1, Teotleco-101, Sunuapa-401 and Jolote-101. In the Burgos, Sabinas and Veracruz gas basins, the most significant discoveries occurred at the Arbolero-1, Habano-1, Master-1 and Bedel-1 wells.

Revisions	Revisions to reserves estimates result from variations in the pressure-production performance of reservoirs and updates to static and dynamic reservoir models, as well as from changes in hydrocarbon prices and production costs.

In 2012, revisions led to a 510 MMboe increase in 3P reserves, primarily due to improvements in the production performance of certain fields and to new secondary recovery projects in probable and possible reserves. In addition, proved reserves increased by 301 MMboe as a result of revisions.

Developments	Developments refer to increases or reductions in reserves estimates due to the drilling of development wells. As of January 1, 2013, developments had a negative effect on 3P reserves, which decreased by 196 MMboe as a result. However, 1P and 2P reserves increased by 976 MMboe and 361 MMboe, respectively, due to developments. Reserves located in the Maloob, Sihil, Kuil and Aceite Terciario del Golfo fields experienced the largest increases as a result of developments.

Production	In 2012, total annual hydrocarbons production reached 1,353 MMboe, with an average daily production of 2,548 Mbd of crude oil and 6,385 MMcf cubic feet of natural gas.

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PEMEX

Integrated Proved Reserves Replacement Rate	The integrated proved reserves replacement rate is calculated by dividing the quantity of reserves added during the relevant period as a result of discoveries, developments, delineations and revisions by the total production of hydrocarbons for that period. The integrated 1P reserves replacement rate was 104% in 2013, the highest rate obtained since PEMEX’s adoption of the SEC guidelines.

Proved Reserves Replacement Goals	In 2012, PEMEX recorded a proved reserves replacement rate greater than 100% for the second year in a row, which meant that every barrel produced during 2012 was restored. PEMEX’s goal to maintain a proved reserves replacement rate above 100% as it is stated in the its Business Plan was fulfilled.

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Annex

External Consultants	Since 1996, PEMEX has certified its reserves through internationally-recognized external consultants specialized in hydrocarbons reserves.

These consultants have certified PEMEX’s reserves estimations, which entails the independent evaluation of the original volume in place and the associated hydrocarbon reserve. In May 2004, the Board of Directors of Pemex-Exploration and Production agreed to have consultants review and certify Mexico’s hydrocarbon reserves on an annual basis.

PEMEX’s estimates of Mexico’s 1P, 2P and 3P reserves in the four producer regions of Pemex- Exploration and Production as of January 1, 2013, were certified by Netherland, Sewell International, DeGolyer and MacNaughton and Ryder Scott Company.

Definition Criteria	The terms “original volumes,” “prospective,” “contingent resources” and “reserves” have been used according to the meanings established by several organizations related to the oil and gas industry, such as the Society of Petroleum Engineers (SPE) and the American Association of Petroleum Geologists (AAPG), as well as national committees such as the World Petroleum Council (WPC).Additionally, PEMEX’s estimates of proved oil and gas reserves were carried out in compliance with the definition of proved oil and gas reserves promulgated by the SEC and effective as of January 1, 2010.

The evaluation of reserves is a process that involves volume estimates in hydrocarbon reservoirs which cannot be measured precisely. The accuracy of any reserves estimates depends on the quality of the information available. Subsequent information obtained through drilling, testing and production could lead to revisions to original estimates.

The use of these definitions allows PEMEX to distinguish among different types of reserves and to provide reserves reports that are consistent with international practices.

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SEC Definition of Proved Reserves	The SEC defines proved oil and gas reserves as “estimated volumes of crude oil, natural gas and liquids from natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible–from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations–prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.”

Definition of Probable and Possible Reserves	In addition to proved reserves, PEMEX also estimates probable and possible oil and gas reserves when calculating its total reserves, also called 3P reserves, using the current definitions provided by the SPE and the WPC.

Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are more likely than not to be recoverable. If probabilistic methods are employed for evaluation, there must be a probability of at least 50% that the quantities actually recovered will equal or exceed the sum of proved plus probable reserves, which we refer to as 2P reserves.

Possible reserves are those hydrocarbon reserves which analysis of geological and engineering data suggests are less likely to be recoverable than probable reserves. In this context, when probabilistic methods are employed, there must be a probability of at least 10% that the quantities actually recovered will equal or exceed the sum of proved, probable and possible reserves, which we refer to as 3P reserves.

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Evolution of the Prices of Mexican Mix Crude Oil and Sour Wet Gas

Crude Oil
U.S. Dollars per barrel
120
100
80
60
40
20
0
Jan-10
Mar-10
May-10
Jul-10
Sep-10
Nov-10
Jan-11
Mar-11
May-11
Jul-11
Sep-11
Nov-11
Jan-12
Mar-12
May-12
Jul-12
Sep-12
Nov-12

Sour Wet Gas
U.S. Dollars per barrel
6
5
4
3
2
1
0
Jan-10
Mar-10
May-10
Jul-10
Sep-10
Nov-10
Jan-11
Mar-11
May-11
Jul-11
Sep-11
Nov-11
Jan-12
Mar-12
May-12
Jul-12
Sep-12
Nov-12

Hydrocarbon Reserves as of January 1, 2013	12 / 20

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Table A1

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Hydrocarbon Reserves Composition of the Fields Discovered in 2012

		1P		2P		3P
Basin	Well	Crude Oil (MMb)	Gas (MMMcf)	Crude Oil (MMb)	Gas (MMMcf)	Crude Oil (MMb)	Gas (MMMcf)	boe (MMb)
Field
Total		89.7	207.4	187.6	1,510.3	850.9	4,059.3	1,731.3

Burgos		0.0	27.9	0.0	45.7	0.0	60.2	12.8
Forcado	Forcado-1	0.0	3.6	0.0	9.7	0.0	15.0	3.2
Mandarín	Mandarín-1	0.0	6.9	0.0	10.6	0.0	12.2	2.4
Organdí	Organdí-1	0.0	7.1	0.0	10.5	0.0	15.7	3.4
Paje	Paje-1	0.0	7.7	0.0	10.3	0.0	12.8	2.9
Tepozán	Tepozán-1	0.0	2.5	0.0	4.5	0.0	4.5	1.0

Deep Waters of the Gulf of Mexico		0.0	0.0	0.0	1,059.0	411.8	2,572.5	959.7
Supremus	Supremus-1	0.0	0.0	0.0	0.0	16.8	375.4	98.0
Trión	Trión-1	0.0	0.0	0.0	0.0	395.0	404.0	482.4
Kunah	Kunah-1	0.0	0.0	0.0	1,059.0	0.0	1,793.0	379.4

Sabinas		0.0	45.3	0.0	141.9	0.0	362.7	70.8
Anáhuac	Arbolero-1	0.0	13.3	0.0	66.7	0.0	203.3	35.8
Cougar	Percutor-1	0.0	1.2	0.0	1.2	0.0	1.2	0.2
Habano	Habano-1	0.0	6.8	0.0	34.1	0.0	102.3	24.2
Master	Master-1	0.0	24.0	0.0	39.9	0.0	56.0	10.5

Southeast		76.1	127.6	138.5	239.5	358.4	1,024.0	599.5
Edén-Jolote	Jolote-101	10.8	17.4	16.8	27.1	23.9	38.7	33.6
Ixtoc	Ixtoc-22	45.1	49.0	69.5	77.6	69.5	77.6	84.0
Navegante	Navegante-1	4.2	11.9	16.2	45.5	183.0	512.5	304.9
Sunuapa	Sunuapa-401	11.0	14.9	28.0	35.0	28.0	35.0	36.6
Teotleco	Teotleco-101	5.0	34.3	8.0	54.4	54.0	360.3	140.4

Veracruz		13.6	6.7	49.1	24.3	80.7	39.9	88.4
Bedel	Bedel-1	13.6	6.7	49.1	24.3	80.7	39.9	88.4

Table A2

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Hydrocarbon Reserves as of January 1, 2013

	Original Volume in Place		Remaining Hydrocarbons Reserves
	Crude Oil MMb	Natural Gas MMMcf	Crude Oil Equivalent MMboe	Crude Oil MMb	Natural Gas MMMcf
Total (3P)	263,322	328,937	44,530	30,817	63,229
Proved	160,425	231,771	13,868	10,073	17,075
Probable	52,047	39,962	12,306	8,457	17,827
2P	212,472	271,733	26,174	18,530	34,902
Possible	50,850	57,204	18,356	12,286	28,327

Note: All units are expressed at atmospheric conditions and assume 15.6°C and 14.7 psi.

Hydrocarbon Reserves as of January 1, 2013	13 / 20

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Table A3

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Hydrocarbons Production by Asset

							Cumulative
	2010		2011		2012		as of January 1, 2013
	Crude Oil MMb	Natural Gas MMMcf	Crude Oil MMb	Natural Gas MMMcf	Crude Oil MMb	Natural Gas MMMcf	Crude Oil MMb	Natural Gas MMMcf
	940.2	2,562.3	930.8	2,406.8	932.5	2,336.8	40,627.1	71,592.0
Northeastern Marine	510.0	578.0	490.1	513.0	479.2	488.2	17,943.1	9,513.1
Cantarell	203.7	456.9	182.7	392.3	166.2	367.5	14,062.2	7,694.6
Ku-Maloob-Zaap	306.3	121.1	307.4	120.8	313.0	120.7	3,880.9	1,818.5

Southwestern Marine	198.7	427.7	204.6	441.0	214.3	460.9	6,459.5	8,435.1
Abkatún-Pol-Chuc	108.1	216.9	100.8	204.0	97.5	191.6	5,635.6	6,545.5
Litoral de Tabasco	90.6	210.8	103.8	237.0	116.8	269.2	823.9	1,889.6

Northern	37.4	912.4	42.4	835.1	53.1	782.9	5,813.2	23,992.8
Aceite Terciario del Golfo	15.0	31.1	19.3	40.8	25.1	54.5	230.0	424.3
Burgos	0.0	539.6	0.0	490.6	1.7	464.5	35.5	12,593.2
Poza Rica-Altamira	20.6	42.8	22.0	42.0	24.8	43.9	5,465.8	7,550.3
Veracruz	1.8	298.9	1.2	261.6	1.5	220.0	81.9	3,424.9

Southern	194.1	644.1	193.7	617.7	186.0	604.8	10,411.3	29,651.1
Bellota-Jujo	58.5	111.7	52.3	105.2	47.7	108.8	3,142.2	4,860.4
Cinco Presidentes	26.2	38.3	30.5	42.7	35.1	42.6	1,849.7	2,263.4
Macuspana-Muspac	30.1	211.7	29.6	208.6	28.1	198.7	1,827.9	15,753.7
Samaria-Luna	79.4	282.5	81.3	261.2	75.1	254.7	3,591.5	6,773.5

Note: All units are expressed at atmospheric conditions and assume 15.6 °C and 14.7 lb of pressure per square inch.

Hydrocarbon Reserves as of January 1, 2013	14 / 20

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Table A4

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Hydrocarbon Reserves as of January 1, 2013

	Original Volume in Place		Remaining Hydrocarbon Reserves
	Crude Oil MMb	Natural Gas MMMcf	Crude Oil Equivalent MMboe	Crude Oil MMb	Natural Gas MMMcf
Total (3P)	263,322.1	328,936.9	44,530.0	30,816.5	63,229.4
Northeastern Marine	77,848.8	28,178.5	12,490.5	11,540.5	4,436.2
Southwestern Marine	29,327.9	48,104.4	7,337.8	4,036.0	16,001.9
Northern	115,777.5	125,428.8	19,013.7	11,753.9	33,748.4
Southern	40,367.9	127,225.2	5,688.1	3,486.1	9,042.9

Proved	160,424.6	231,771.2	13,868.3	10,073.2	17,075.4
Northeastern Marine	62,941.7	25,621.5	6,163.9	5,539.2	2,823.9
Southwestern Marine	19,401.6	26,021.3	2,165.3	1,309.6	4,168.8
Northern	42,661.5	73,995.9	1,688.5	934.5	3,752.9
Southern	35,419.8	106,132.6	3,850.6	2,290.0	6,329.8

Probable	52,047.4	39,961.9	12,305.9	8,456.9	17,826.8
Northeastern Marine	6,064.2	1,107.4	3,189.4	2,984.7	958.4
Southwestern Marine	4,018.8	7,956.2	2,107.2	1,234.4	4,250.6
Northern	39,213.2	27,247.5	6,092.6	3,630.0	11,351.8
Southern	2,751.2	3,650.8	916.7	607.8	1,266.0

2P	212,472.0	271,733.2	26,174.2	18,530.1	34,902.3
Northeastern Marine	69,005.9	26,728.9	9,353.3	8,523.9	3,782.3
Southwestern Marine	23,420.4	33,977.5	4,272.6	2,543.9	8,419.4
Northern	81,874.6	101,243.4	7,781.1	4,564.5	15,104.7
Southern	38,171.0	109,783.4	4,767.2	2,897.8	7,595.9

Possible	50,850.1	57,203.7	18,355.8	12,286.5	28,327.1
Northeastern Marine	8,842.9	1,449.6	3,137.2	3,016.7	653.9
Southwestern Marine	5,907.4	14,126.9	3,065.2	1,492.1	7,582.5
Northern	33,902.8	24,185.5	11,232.6	7,189.4	18,643.7
Southern	2,196.9	17,441.8	920.8	588.3	1,447.0

Note: All units are expressed at atmospheric conditions and assume 15.6 °C and 14.7 lb of pressure per square inch.

Hydrocarbon Reserves as of January 1, 2013	15 / 20

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Table A5

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Hydrocarbon Reserves of the Northeastern Marine Region as of January 1, 2013

	Original Volume in Place		Remaining Hydrocarbon Reserves
	Crude Oil MMb	Natural Gas MMMcf	Crude Oil Equivalent MMboe	Crude Oil MMb	Natural Gas MMMcf
Total (3P)	77,848.8	28,178.5	12,490.5	11,540.5	4,436.2
Cantarell	38,801.3	18,285.3	5,537.6	5,042.4	2,192.6
Ku-Maloob-Zaap	39,047.6	9,893.2	6,952.9	6,498.1	2,243.6

Proved	62,941.7	25,621.5	6,163.9	5,539.2	2,823.9
Cantarell	37,505.9	17,651.9	2,355.4	2,053.2	1,327.3
Ku-Maloob-Zaap	25,435.8	7,969.6	3,808.5	3,486.0	1,496.5

Probable	6,064.2	1,107.4	3,189.4	2,984.7	958.4
Cantarell	747.5	330.7	1,619.5	1,499.4	539.1
Ku-Maloob-Zaap	5,316.7	776.7	1,569.9	1,485.3	419.4

2P	69,005.9	26,728.9	9,353.3	8,523.9	3,782.3
Cantarell	38,253.4	17,982.6	3,974.9	3,552.6	1,866.4
Ku-Maloob-Zaap	30,752.5	8,746.3	5,378.4	4,971.3	1,915.9

Possible	8,842.9	1,449.6	3,137.2	3,016.7	653.9
Cantarell	547.8	302.7	1,562.7	1,489.8	326.2
Ku-Maloob-Zaap	8,295.1	1,146.9	1,574.5	1,526.9	327.7

Note: All units are expressed at atmospheric conditions and assume 15.6 °C and 14.7 lb of pressure per square inch.

Hydrocarbon Reserves as of January 1, 2013	16 / 20

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PEMEX

Table A6

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Hydrocarbon Reserves of the Southwestern Marine Region as of January 1, 2013

	Original Volume in Place		Remaining Hydrocarbon Reserves
	Crude Oil MMb	Natural Gas MMMcf	Crude Oil Equivalent MMboe	Crude Oil MMb	Natural Gas MMMcf
Total (3P)	29,327.9	48,104.4	7,337.8	4,036.0	16,001.9
Abkatún-Pol-Chuc	17,565.6	17,161.1	1,622.3	1,240.0	2,018.4
Litoral de Tabasco	11,762.3	30,943.4	5,715.4	2,796.0	13,983.5

Proved	19,401.6	26,021.3	2,165.3	1,309.6	4,168.8
Abkatún-Pol-Chuc	14,757.9	15,447.1	700.0	506.2	1,024.1
Litoral de Tabasco	4,643.7	10,574.2	1,465.4	803.3	3,144.7

Probable	4,018.8	7,956.2	2,107.2	1,234.4	4,250.6
Abkatún-Pol-Chuc	1,531.5	1,369.4	725.9	554.7	898.8
Litoral de Tabasco	2,487.4	6,586.7	1,381.3	679.7	3,351.7

2P	23,420.4	33,977.5	4,272.6	2,543.9	8,419.4
Abkatún-Pol-Chuc	16,289.4	16,816.5	1,425.9	1,060.9	1,922.9
Litoral de Tabasco	7,131.1	17,160.9	2,846.6	1,483.0	6,496.5

Possible	5,907.4	14,126.9	3,065.2	1,492.1	7,582.5
Abkatún-Pol-Chuc	1,276.2	344.5	196.4	179.1	95.5
Litoral de Tabasco	4,631.2	13,782.4	2,868.8	1,313.0	7,487.0

Note: All units are expressed at atmospheric conditions and assume 15.6 °C and 14.7 lb of pressure psi.

Hydrocarbon Reserves as of January 1, 2013	17 / 20

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PEMEX

Table A7

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Hydrocarbon Reserves of the Northern Region as of January 1, 2013

	Original Volume in Place		Remaining Hydrocarbon Reserves
	Crude Oil MMb	Natural Gas MMMcf	Crude Oil Equivalent MMboe	Crude Oil MMb	Natural Gas MMMcf
Total (3P)	115,777.5	125,428.8	19,013.7	11,753.9	33,748.4
Aceite Terciario del Golfo	81,492.4	39,755.8	16,753.5	10,714.6	27,636.4
Burgos	437.1	24,217.4	778.1	8.4	3,793.0
Poza Rica-Altamira	32,646.0	55,361.6	1,215.2	919.6	1,509.4
Veracruz	1,201.9	6,094.0	266.9	111.3	809.6

Proved	42,661.5	73,995.9	1,688.5	934.5	3,752.9
Aceite Terciario del Golfo	13,488.0	6,838.9	837.3	636.8	945.0
Burgos	397.0	19,202.6	382.2	4.7	1,855.4
Poza Rica-Altamira	27,574.7	41,874.5	326.4	258.7	385.4
Veracruz	1,201.8	6,079.8	142.7	34.2	567.0

Probable	39,213.2	27,247.5	6,092.6	3,630.0	11,351.8
Aceite Terciario del Golfo	38,103.3	19,165.1	5,696.6	3,467.3	10,167.3
Burgos	11.5	2,180.3	182.3	2.0	883.5
Poza Rica-Altamira	1,098.3	5,901.3	150.6	118.8	192.2
Veracruz	0.1	0.8	63.0	42.0	108.9

2P	81,874.6	101,243.4	7,781.1	4,564.5	15,104.7
Aceite Terciario del Golfo	51,591.2	26,004.1	6,533.8	4,104.1	11,112.3
Burgos	408.5	21,382.9	564.5	6.7	2,738.9
Poza Rica-Altamira	28,673.0	47,775.8	477.0	377.5	577.6
Veracruz	1,201.9	6,080.6	205.7	76.2	675.9

Possible	33,902.8	24,185.5	11,232.6	7,189.4	18,643.7
Aceite Terciario del Golfo	29,901.2	13,751.8	10,219.6	6,610.4	16,524.1
Burgos	28.6	2,834.4	213.6	1.7	1,054.1
Poza Rica-Altamira	3,973.0	7,585.9	738.2	542.2	931.8
Veracruz	0.0	13.4	61.2	35.1	133.8

Note: All units are expressed at atmospheric conditions and assume 15.6 °C and 14.7 lb of pressure psi.

Hydrocarbon Reserves as of January 1, 2013	18 / 20

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PEMEX

Table A8

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Hydrocarbon Reserves of the Southern Region as of January 1, 2013

	Original Volume in Place		Remaining Hydrocarbon Reserves
	Crude Oil MMb	Natural Gas MMMcf	Crude Oil Equivalent MMboe	Crude Oil MMb	Natural Gas MMMcf
Total (3P)	40,367.9	127,225.2	5,688.1	3,486.1	9,042.9
Bellota-Jujo	13,542.8	19,058.7	1,884.9	1,298.7	2,344.9
Cinco Presidentes	7,174.1	56,137.7	426.0	333.4	468.4
Macuspana-Muspac	6,198.5	30,483.2	834.0	290.7	2,344.7
Samaria-Luna	13,452.6	21,545.7	2,543.1	1,563.3	3,884.9

Proved	35,419.8	106,132.6	3,850.6	2,290.0	6,329.8
Bellota-Jujo	11,514.3	16,511.8	1,308.7	876.6	1,723.5
Cinco Presidentes	6,969.6	42,879.8	267.2	208.0	282.4
Macuspana-Muspac	5,637.5	28,192.8	476.7	142.2	1,427.8
Samaria-Luna	11,298.4	18,548.2	1,798.0	1,063.2	2,896.1

Probable	2,751.2	3,650.8	916.7	607.8	1,266.0
Bellota-Jujo	1,765.9	2,126.7	423.5	313.5	440.4
Cinco Presidentes	100.1	152.7	65.2	51.5	64.4
Macuspana-Muspac	290.2	1,026.6	136.6	62.2	336.0
Samaria-Luna	595.0	344.8	291.4	180.6	425.2

2P	38,171.0	109,783.4	4,767.2	2,897.8	7,595.9
Bellota-Jujo	13,280.2	18,638.5	1,732.2	1,190.2	2,164.0
Cinco Presidentes	7,069.7	43,032.5	332.3	259.4	346.8
Macuspana-Muspac	5,927.7	29,219.4	613.3	204.4	1,763.9
Samaria-Luna	11,893.4	18,892.9	2,089.4	1,243.8	3,321.3

Possible	2,196.9	17,441.8	920.8	588.3	1,447.0
Bellota-Jujo	262.6	420.1	152.7	108.5	180.9
Cinco Presidentes	104.3	13,105.2	93.7	74.0	121.6
Macuspana-Muspac	270.8	1,263.7	220.7	86.3	580.9
Samaria-Luna	1,559.2	2,652.7	453.7	319.5	563.6

Note: All units are expressed at atmospheric conditions and assume 15.6 °C and 14.7 lb of pressure psi.

Hydrocarbon Reserves as of January 1, 2013	19 / 20

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PEMEX

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Variations

Cumulative and quarterly variations are calculated comparing the period with the same one of the previous year; unless specified otherwise.

Rounding

Numbers may not total due to rounding.

Financial Information

Excluding budgetary and volumetric information, the financial information included in this report and the annexes hereto is based on unaudited consolidated financial statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), which PEMEX has adopted effective January 1, 2012. Information from prior periods has been retrospectively adjusted in certain accounts to make it comparable with the unaudited consolidated financial information under IFRS. For more information regarding the adoption of IFRS, see Note 20 to the consolidated financial statements included in Petróleos Mexicanos’ 2011 Form 20-F filed with the SEC on April 30, 2012. Adjusted EBITDA is a non-IFRS measure. We show a reconciliation of Adjusted EBITDA to net income in Table [    ] of the annexes to this report.

Budgetary information is based on standards from Mexican governmental accounting; therefore, it does not include information from the subsidiary companies of Petróleos Mexicanos.

Foreign Exchange Conversions

Convenience translations into U.S. dollars of amounts in Mexican pesos have been made at the established exchange rate, at December 31, 2012, of Ps. 13.0101 = U.S.$1.00. Such translations should not be construed as a representation that the Mexican peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

Fiscal Regime

Since January 1, 2006, PEMEX has been subject to a new fiscal regime. Pemex-Exploration and Production’s (PEP) tax regime is governed by the Federal Duties Law, while the tax regimes of the other Subsidiary Entities continue to be governed by Mexico’s Income Tax Law. The most important duty paid by PEP is the Ordinary Hydrocarbons Duty (OHD), the tax base of which is a quasi operating profit. In addition to the payment of the OHD, PEP is required to pay other duties.

Under PEMEX’s current fiscal regime, the Special Tax on Production and Services (IEPS) applicable to gasoline and diesel is regulated under the Federal Income Law. PEMEX is an intermediary between the Secretary of Finance and Public Credit (SHCP) and the final consumer; PEMEX retains the amount of IEPS and transfers it to the Federal Government. The IEPS rate is calculated as the difference between the retail or “final price,” and the “producer price.” The final prices of gasoline and diesel are established by the SHCP. PEMEX’s producer price is calculated in reference to that of an efficient refinery operating in the Gulf of Mexico. Since 2006, if the final price is lower than the producer price, the SHCP credits to PEMEX the difference among them. The IEPS credit amount is accrued, whereas the information generally presented by the SHCP is cash-flow.

Hydrocarbon Reserves

Pursuant to Article 10 of the Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs, (i) PEMEX’s reports evaluating hydrocarbon reserves shall be approved by the National Hydrocarbons Commission (NHC); and (ii) the Secretary of Energy will register and disclose Mexico’s hydrocarbon reserves based on information provided by the NHC. As of the date of this report, this process is ongoing.

As of January 1, 2011, the SEC changed its rules to permit oil and gas companies, in their filings with the SEC, to disclose not only proved reserves, but also probable reserves and possible reserves. In addition, we do not necessarily mean that the probable or possible reserves described herein meet the recoverability thresholds established by the SEC in its new definitions. Investors are urged to consider closely the disclosure in our Form 20-F and our annual report to the Mexican Banking and Securities Commission, available at http://www.pemex.com/.

Bids

No awards for amounts higher than Ps. 100.0 billion were assigned. For further information, please access www.compranet.gob.mx.

Forward-looking Statements

This report contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the Comisión Nacional Bancaria y de Valores (CNBV) and the Securities and Exchange Commission (SEC), in our annual reports, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. We may include forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;

•	import and export activities; and

•	projected and targeted capital expenditures; costs; commitments; revenues; liquidity, etc.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant developments in the global economy

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. These risks and uncertainties are more fully detailed in PEMEX’s most recent Form 20-F filing with the SEC (www.sec.gov), and the PEMEX prospectus filed with the CNBV and available through the Mexican Stock Exchange (www.bmv.com.mx). These factors could cause actual results to differ materially from those contained in any forward-looking statement.

PEMEX

PEMEX is Mexico’s national oil and gas company. Created in 1938, it is the exclusive producer of Mexico’s oil and gas resources. The operating subsidiary entities are Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals. The principal subsidiary company is PMI Comercio Internacional, S.A. de C.V., PEMEX’s international trading arm.

Hydrocarbon Reserves as of January 1, 2013	20 / 20

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/S/ CARLOS CARAVEO SÁNCHEZ
Carlos Caraveo Sánchez
Associate Managing Director of Finance

Date: June 7, 2013

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.